SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20
PUBLICLY HELD COMPANY
CVM Registry Nr. 1431 - 1

SUMMARY OF THE MINUTES OF THE HUNDRED AND NINETY-SECOND
ORDINARY MEETING OF THE BOARD OF DIRECTORS

1. LOCATION: Rua Coronel Dulcídio nº 800, Curitiba - PR . 2. DATE: July 11, 2019 - 8 a . m . 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIERO - Executive Secretary; and DENISE TEIXEIRA GOMES -Meeting Secretary. 4 . MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.	The Board of Directors received information and discussed the matter of updating the financial scenario and the implementation of the Company’s budget.
II.	The Board of Directors unanimously resolved to approve an amendment to the loan agreement from Copel Telecomunicações S.A. to Copel (Holding).
III.

The Board of Directors resolved, by majority vote, to elect Daniel Maia Vieira as Officer of Governance, Risk and Compliance, as member of the Executive Board of Companhia Paranaense de Energia - Copel and to complete the 2018-2019 term of office, with the abstention of the vote of Board Member Adriana Angela Antoniolli.

IV.	The Board of Directors, as recommended by the Statutory Audit Committee, unanimously resolved to appoint Haroldo Moleta as the Company’s Internal Audit Superintendent.
V.	The Board of Directors unanimously approved an amendment to the Internal Rules of the Executive Board, considering the adjustments to the management model of corporate equities.
VI.

The Board of Directors approved, by majority vote, the proposal for the Collective Bargaining Agreement - 2019-2020 Profit Sharing, with the Board Member Adriana Angela Antoniolli abstaining from voting.

VII.	Concerning the sale of Copel Telecomunicações S.A., the Board of Directors was informed that Banco Rothschild was hired as financial advisor and Cescon Barrieu law firm was hired as legal counsel.
VIII.	The Board of Directors received information and discussed the matter regarding the methodology and limits of the seller’s risk exposure.
IX.

The Board of Directors acknowledged the resignations of Nilso Sguarezi as Member of the Fiscal Council and of Marcos Domakoski as member of the Nomination and Evaluation Committee and unanimously resolved to authorize a call notice for an Extraordinary Shareholders’ Meeting to elect their replacements, on a date to be set.

X.	The Board of Directors received a report from the Statutory Audit Committee on several matters.
XI.	The Board of Directors received a report from the CEO on several matters.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIERO -Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 192 th Ordinary Meeting of Copel’s Board of Directors was drawn up in the Company’s own book Nr . 10 .

DENISE TEIXEIRA GOMES
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date July 11, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.